EXHIBIT 99.1

POET Technologies Announces Closing of US$400 Million Investment

Secures financing to scale manufacturing and accelerate product leadership in photonic interconnect solutions for frontier AI

TORONTO, May 18, 2026 (GLOBE NEWSWIRE) -- POET Technologies Inc. (NASDAQ: POET) (the “Corporation”), the designer and developer of Photonic Integrated Circuits (PICs), light sources and optical modules for the AI and data center markets, today announced it had closed its recently announced registered direct offering by issuing19,047,620 common shares (the “Common Shares”) and a warrant exercisable for 19,047,620 Common Shares (the “Warrant” and together with the Common Shares, the “Offered Securities”). The sale in a non-brokered offering to a single institutional investor raised gross proceeds of US$400,000,020 for the Corporation. The agreed price for each offered security was US$21.00, a premium over the closing price of the Corporation’s common shares as quoted on the NASDAQ Capital Market of US$20.57 on Thursday, May 14, 2026. The accompanying warrant is exercisable for a period of three years from today’s date at an exercise price of US$26.25 per Common Share, representing a 25% premium over the selling price of the offered securities.

The Corporation intends to use the net proceeds from this investment to accelerate its strategic roadmap across three key dimensions of capacity, capability and credibility. This includes the expansion of its manufacturing infrastructure, support for corporate development activities, including targeted acquisitions, scaling up of R&D, acceleration of the light source business, expanding operations, and general working capital.

“We are in the process of expanding our capacity by roughly ten-fold in both wafer production and optical engine assembly in order to support a transition to higher volume manufacturing into 2027,” said Dr. Suresh Venkatesan, Chairman & Chief Executive Officer of POET. “This expansion is being driven by the agreement we announced last week with Lumilens as well as other high-volume opportunities that are near to fruition. In parallel with our manufacturing scale-up, we have accelerated the hiring of engineering, technical and management talent, bringing our total headcount to more than 115 globally. We have also expanded our Singapore lab and office footprint by nearly three times compared to last year and now have 20,000 square feet of assembly space in Malaysia.”

“Corporate development is a high priority for the Company, continued Dr. Venkatesan. “We are actively evaluating and engaging with multiple acquisition and partnership opportunities that can strengthen our engineering capabilities, broaden our product portfolio and enhance our access to strategic technologies and components. Our objective is to build increasingly competitive and differentiated optical solutions spanning optical engines and light source products. By combining internally developed innovations with a strong ecosystem of strategic technology and supply-chain partners, we believe POET is well-positioned to deliver highly integrated, cost-effective and differentiated interconnect products for the AI infrastructure market.”

“Having a strong balance enhances POET’s credibility with customers, partners and suppliers and reinforces the Company’s ability to execute on long-term roadmaps, invest in innovation and is a prerequisite for large-scale commercial engagements in the AI infrastructure market.”

The offering was made pursuant to an automatic shelf registration statement on Form F-3 that was filed with the U.S. Securities and Exchange Commission (the “SEC”) and became automatically effective on January 22, 2026. The offering was made by means of a prospectus supplement which has been filed with the SEC and is available on the SEC’s website located at www.sec.gov. Electronic copies of the prospectus supplement may be obtained, when available, by contacting the Corporation by phone at (416) 368-9411 or by email at legal@poet.tech.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About POET Technologies Inc.
POET is a design and development company offering high-speed optical engines, light source products and custom optical modules to the artificial intelligence systems market and to hyperscale data centers. POET's photonic integration solutions are based on the POET Optical Interposer™, a novel, patented platform that allows the seamless integration of electronic and photonic devices into a single chip using advanced wafer-level semiconductor manufacturing techniques. POET's Optical Interposer-based products are lower cost, consume less power than comparable products, are smaller in size and are readily scalable to high production volumes. In addition to providing high-speed (800G, 1.6T and above) optical engines and optical modules for AI clusters and hyperscale data centers, POET has designed and produced novel light source products for chip-to-chip data communication within and between AI servers, the next frontier for solving bandwidth and latency problems in AI systems. POET's Optical Interposer platform also solves device integration challenges across a broad range of communication, computing and sensing applications. POET is headquartered in Toronto, Canada, with operations in Singapore, Penang, Malaysia and Shenzhen, China. More information about POET is available on our website at www.poet-technologies.com

Media Relations Contact: Adrian Brijbassi Adrian.Brijbassi@poet.tech	Company Contact: Thomas R. Mika, EVP & CFO tm@poet.tech

Cautionary Note Regarding Forward-Looking Information
This news release contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward-looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as "anticipate", "believe", "expect", "plan", "intend", "potential", "estimate", "propose", "project", "outlook", "foresee" or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include, without limitation, the Company's expectations with respect to the use of proceeds of the offering and the Company being able to advance its business objectives. Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Actual results could differ materially due to a number of factors, including, without limitation, potential changes in the Company’s capital needs, changes in production requirements and risks that the Company will not be able to identify or consummate suitable acquisitions and/or partnerships and risks relating to the integration and success of any acquisitions and/or partnerships that are consummated.

For further information concerning these and other risks and uncertainties, refer to the Company's filings on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission at www.sec.gov. Prospective investors in the Company's securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise the forward-looking information and statements except as required by applicable securities laws.
120 Eglinton Avenue, East, Suite 1107, Toronto, ON, M4P 1E2- Tel: 416-368-9411 - Fax: 416-322-5075